ASSET PURCHASE AGREEMENT

by and among

AMC WINGS, INC.

DIVERSIFIED RESTAURANT HOLDINGS, INC.,

A SURE WING, LLC,

and

DAVID E. JONES, DOUGLAS K. TIEBER, DAVID L. JONES,
THE JONES FAMILY TRUST AND THE TIEBER FAMILY TRUST

dated as of

May 13, 2015

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- ii -

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ASSET PURCHASE AGREEMENT
This Asset Purchase Agreement (this “Agreement”) is dated May 13, 2015, (“Execution Date”) and is by and among AMC Wings, Inc., a Michigan corporation and a wholly-owned subsidiary of DRH, Inc. (“Buyer”), Diversified Restaurant Holdings, Inc., a Nevada corporation ("Parent"), A Sure Wing, LLC, a Missouri limited liability company (“ASW” or “Seller”) and David E. Jones, an individual residing in the state of Missouri (“DEJ”), Douglas K. Tieber, an individual residing in the state of Missouri (“DKT”), and David L. Jones, an individual residing part-time in the state of Indiana (“DLJ”), The David Jones Family Trust dated January 1, 2011, David E. Jones, Trustee (“Jones Trust”), and The Douglas Tieber Family Trust dated January 1, 2011, Douglas K. Tieber, Trustee (“Tieber Trust” and collectively with DEJ, DKT, DLJ, and Jones Trust shall be referred to as the “Owners”).
Background:

A.
ASW operates 18 Buffalo Wild Wings franchised restaurants (collectively, the “Restaurants”) at the addresses and as identified on attached Exhibit A (the operation of the Restaurants and all related rights and incidental activities thereto being referred to herein as the “Business”).

B.
JJT Central Park, LLC, a Missouri limited liability company (“JJT”) an Affiliate of ASW, owns a fee simple interest in the real property associated with the O’Fallon, Illinois Restaurant and Kirkwood Sure Wing, LLC, a Missouri limited liability company (“KSW”) an Affiliate of ASW owns a fee simple interest in the real property associated with the Kirkwood Restaurant (collectively, the “Fee Properties”). ASW has a leasehold interest in real property associated with the all18 Restaurants, including the Restaurants located on the Fee Properties (the “Leased Properties”; the definition of Leased Properties shall not include the lease associated with the Corporate Office), all as set forth on Exhibit A.

C.
Buyer desires to purchase certain assets owned by Seller and to assume certain of Seller’ liabilities, in each case associated with the Business, on the terms and subject to the conditions set forth below.

D.	Buyer is a wholly owned subsidiary of Parent, and Parent will derive substantial benefit from Buyer's acquisition of the Restaurants as set forth herein.
NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1.
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF CERTAIN LIABILITIES

1.1
Sale of Assets. Seller agree to sell and deliver to Buyer, and Buyer agrees to purchase from Seller, all the assets of Seller related to the Restaurants and the Business (excepting the Excluded Assets described below), including, but not limited to, all personal property, furniture, fixtures, equipment, signage, Inventory and Cash Banks (as defined in Section 2.4), accounts receivable, licenses and permits (to the extent assignable, excluding liquor licenses), goodwill, Intellectual Property, computer software and hardware (including point of sale equipment and credit card equipment), telephone numbers, advertising materials, all data and records related to the operations of the Business (excluding personnel files), including service and warranty records, equipment logs, operating guides and manuals, and, leasehold title to the Leased Properties, the Assumed Contracts, all claims of Seller against third parties relating to the Assets, all rights of Seller relating to deposits with landlords and utilities for the Leased Properties, claims for refunds and rights to offset in respect thereof, all vehicles owned by Seller, and the laptop computers currently used by Tim Garner, the Marketing Department (2 people), and the OPS Team comprised of 3 Regional Managers, located at 12400 Olive Blvd., Suite 204, Creve Coeur, MO 63141 (the “Corporate Office”), all of which are collectively referred to as the “Assets.”

1.2	Excluded Assets. The following items shall be excluded from the definition of Assets and shall not be conveyed to Buyer (collectively, the “Excluded Assets”):

1.2.1
all of Seller’ federal, state, local, and other tax returns, reports, declarations, and applications related to Taxes (“Tax Returns”) and other records which are not directly related to or reasonably necessary to the conduct of the Restaurants;

1.2.2	any tax credits, tax refunds, tax benefits, or other benefits relating to periods prior to the Closing Date;

1.2.3	other than the Cash Banks, all cash and cash equivalents including investment securities in bank accounts, bank deposits, or other accounts including investment accounts;

1.2.4	all bank accounts, bank deposits, credit cards, debit cards;

1.2.5
employment records and personnel files of employees (provided that, with respect to certain employees designated by Buyer, such files and records shall be made available to Buyer for Buyer’s review prior to Closing in accordance with the applicable law in connection with decisions by Buyer whether or not to employ such employees);

1.2.6	all of Seller’s ownership interests in Pizzapeel, LLC (“Pizzapeel”) or any assets of Pizzapeel, including all records of Pizzapeel;

1.2.7	Related party loans listed as an Asset on the books and records of Seller;

2

1.2.8	fee simple title to the Fee Properties and associated buildings, improvements and fixtures located thereon;

1.2.9	all contracts and agreements other than the Real Property Leases, the Franchise Agreements and the Assumed Contracts;

1.2.10	personal computers and printers located at Owner’s homes, cellular telephones, email addresses and telephone numbers used by the Owners and each Owner’s spouse;

1.2.11
    all furniture, fixtures and equipment located or primarily used in the Corporate Office except for laptop computers currently used by Tim Garner, the Marketing Department (2 people), and the OPS Team comprised of 3 Regional Managers; and

1.2.12	any ownership or beneficial interest in life insurance policies insuring the lives of any Owner or any Owner’s spouse.

1.3
Assumed Liabilities. Buyer agrees to assume and perform the following obligations of Seller first arising or accruing thereunder on and after the Closing Date (collectively, the “Assumed Liabilities”):

1.3.1
all real property leases with respect to the Leased Properties, (but not including the Corporate Office), copies of which have been provided to Buyer, all of which are listed on Schedule 1.3.1, including all attachments, exhibits and schedules thereto (the “Real Property Leases”);

1.3.2
franchise agreements and other contracts with Franchisor (or its affiliates) listed on Schedule 1.3.2, including all attachments, exhibits and schedules thereto copies of which have been provided to Buyer (the “Franchise Agreements”);

1.3.3	the contracts and agreements listed on Schedule 1.3.3, including all attachments, exhibits and schedules thereto (collectively, the “Assumed Contracts”);

1.3.4	Buyer’s prorata share of Prorated Items to be paid under Section 2.5; or

1.3.5	all liabilities, claims and expenses arising out of or related to the WARN Statutes as contemplated in Section 5.4.

1.4
Retained Liabilities. Buyer is not assuming, and shall not be deemed to have assumed any liabilities of Seller other than the Assumed Liabilities. Except for the Assumed Liabilities, Buyer shall not have any obligation for or with respect to any liability or obligation of Seller of any nature whatsoever, whether accrued or fixed, absolute or contingent, known or unknown, or determined or determinable, whether incurred prior to, on, or after the Closing Date (such liabilities not assumed by Buyer are hereinafter referred to as the “Retained Liabilities”), all of which Retained Liabilities will be paid or satisfied by Seller subject to any defenses Seller may have against any third party claimants.

ARTICLE 2.
PURCHASE PRICE AND CLOSING

2.1
Closing. The transactions contemplated by this Agreement shall be consummated (the “Closing”) within five (5) days after the satisfaction or waiver of the conditions set forth in Article 6, provided, however, that if the Closing has not occurred by June 29, 2015 (such date is hereinafter referred to as the “Outside Closing Date”), then either party may terminate this Agreement pursuant to Section 10.1. The date on which the Closing occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.” The Closing shall be effective as of 12:01 a.m. St. Louis time on the Closing Date (the “Effective Time”).

2.2	Purchase Price. The purchase price for the Assets (the “Purchase Price”) shall be calculated as follows:

2.2.6	an amount equal to Fifty-Three Million Six Hundred Fifty Thousand ($53,650,000);

2.2.7	plus the amount of the Cash Banks as described in Section 2.4;

2.2.8	plus the amount payable for the Inventory as described in Section 2.4;

2.2.9	plus any prorated amounts payable by Buyer under Section 2.5.2(a); and

2.2.10	minus any prorated amounts payable by Seller under Section 2.5.2(c).

2.3	Payment Terms. The Purchase Price shall be payable as follows:

2.3.1
Buyer shall make a payment on behalf of Seller via wire transfer to or for the benefit of GE Capital and any other secured lender of Seller (collectively, “Seller’ Lenders”), in the respective amounts specified in the irrevocable payoff letters described in Section 7.2.7; and

2.3.2
the remaining amount of the Purchase Price shall be payable by Buyer (or at the direction of Buyer) to Seller or as directed by Seller in writing at Closing by wire transfer to an account, or accounts, designated by Seller.

2.4
Cash Banks and Inventory. Following the close of business on the day prior to the Closing Date, the parties shall conduct a joint inventory to determine the amount of food products, beverage products, paper products, and uniforms located at the Restaurants (excluding any obsolete, unusable or other out of date or non-current items disallowed by the Franchisor) (collectively, the “Inventory”) and all cash in the registers or safes located at the Restaurants (the “Cash Banks”). For purposes of the Inventory, no items in the possession of the employees of ASW shall be included in the Inventory. Seller covenants and agrees that it shall leave in the Cash Banks at each Restaurant an adequate amount of cash to operate the business at such Restaurant consistent with past practices, with such amount being not less than $21,750 in aggregate for all stores. Seller shall not be required to leave any cash in any automated teller machines (“ATMs”) located at any of the Restaurants. At Closing,

Buyer will pay reasonable estimates of the Cash Banks and Seller’ cost for the Inventory, estimated for purposes of Closing at $350,000. Within 5 business days after Closing, the parties will finalize the final Inventory and Cash Bank amounts. If such final amount is higher than the amount estimated and paid at Closing, Buyer will remit such excess to Seller within 3 business days of the final determination. If such final amount is less than the amount estimated and paid at Closing, Seller will remit the overpayment to Buyer within 3 business days of the final determination.

2.5	Prorated Items.

2.5.1
At Closing, the parties shall calculate the proration (as of the Effective Time) of: rents, CAM charges, utilities (if applicable), state, and local real and personal property taxes for the Restaurants, syrup refunds or rebates, other vendor rebates, and other expenses or payables that relate to both pre‑Closing and post‑Closing periods with respect to the Assets, Assumed Liabilities, or the operation of the Business incurred in the Ordinary Course of Business, including but not limited to any payables with the providers of goods and services listed on Exhibit 2.5. In addition, Seller shall receive a credit at Closing for the amount of agreed upon food or beverage products ordered by Seller on or prior to the Effective Time and which are to be delivered to the Restaurants after the Effective Time.

2.5.2	The items that are prorated under Section 2.5.1 shall be payable in the manner set forth below:

(a)	If a prorated amount is payable by Buyer, and determinable or estimable at the Closing, it shall be added to the amount payable by Buyer at the Closing.

(b)
If a prorated amount is payable by Buyer, and not determinable or estimable at the Closing, it shall be billed by Seller when determinable and paid by Buyer to Seller in immediately available funds, within five (5) business days after the date the amount is determined.

(c)	If a prorated amount is payable by Seller and determinable or estimable at the Closing, it shall be deducted from the amount otherwise payable by Buyer at the Closing.

(d)
If a prorated amount is payable by Seller and not determinable or estimable at the Closing, it shall be billed by Buyer when determinable and paid by Seller to Buyer in immediately available funds, within five (5) business days after the date the amount is determined.

2.5.3
Not later than ninety (90) days after the Closing Date (or such earlier period of time as such final proration amounts shall become available), Buyer shall prepare and deliver to Seller the underlying written documentation and final prorations schedule (“Final Prorations Schedule”) which shall set forth in reasonable detail any adjustments to the parties’ closing estimates of those amounts as well as any other amounts that should have been properly prorated pursuant to Section 2.5.1, together with all supporting computations of such amounts in reasonable detail and written instructions for the payment of any amounts for the benefit of Buyer or Seller, as the case may be, as a result of the adjustments set forth in the Final Prorations Schedule. The Final Prorations Schedule shall become final and binding upon the parties unless Seller object to any matter set forth therein within twenty (20) business days after delivery of the Final Prorations Schedule and all documentation necessary for Seller to confirm the accuracy of the Final Prorations Schedule. Buyer shall furnish or cause to be furnished to Seller such work papers and other documents and information relating to determination of the Final Prorations Schedule as the Seller reasonably required to determine the validity of the Final Prorations Schedule. Subject to any timely disputes made pursuant to the previous provisions, any payment required to be made as a result of the Final Prorations Schedule shall be made by wire transfer of immediately available funds to a bank account designated by Buyer or Seller, as the case may be, within three (3) business days after the date the Final Prorations Schedule becomes final and binding on the parties. In the event Seller object to the Final Prorations Schedule, and if Seller and Buyer fail to resolve the issues outstanding with respect to the Final Prorations Schedule within thirty (30) days of Buyer's receipt of Seller’ objection notice, Seller and Buyer shall submit the issues remaining in dispute to an independent public accountant agreed to by the Buyer and Seller, if one cannot be agreed upon then the independent firm shall be Wolff & Taylor, P.C., St. Louis, MO office (the "Independent Accountants") for resolution. If issues are submitted to the Independent Accountants for resolution, (i) Seller and Buyer shall furnish or cause to be furnished to the Independent Accountants such work papers and other documents and information relating to the disputed issues as the Independent Accountants may request and are available to that party or its agents and shall be afforded the opportunity to present to the Independent Accountants any material relating to the disputed issues and to discuss the issues with the Independent Accountants; (ii) the determination by the Independent Accountants, as set forth in a notice to be delivered to both Seller and Buyer within sixty (60) days of the submission to the Independent Accountants of the issues remaining in dispute, shall be final, binding and conclusive on the parties and shall be used in the calculation of the Final Prorations Schedule; and (iii) Seller and Buyer will each bear fifty percent (50%) of the fees and costs of the Independent Accountants for such determination.

2.6
Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets in the manner required by Section 1060 of the Code and as shown on the allocation schedule attached hereto as Exhibit 2.6. . After the Closing, the parties will make consistent use of the allocations set forth in such allocation schedule for all purposes, including for purposes of any Tax Returns and any forms or reports required to be filed pursuant to Section 1060 of the Code (including Internal Revenue Service Form 8594), or any comparable provision of state, local, or foreign law. As soon as practicable after the Closing Date, Buyer will prepare and deliver to Seller Internal Revenue Service Form 8594 reflecting the agreed allocation, to be filed with the Internal Revenue Service. Any subsequent adjustment to the

Purchase Price will be allocated in accordance with Section 1060 of the Code. Buyer and Seller agree that the form of the transactions, the consideration provided for in this Agreement and the allocation of the Purchase Price provided above were arrived at on the basis of arm’s length negotiation between Buyer and Seller, and shall be respected by each of them and their respective Affiliates for federal, state, local, and other tax reporting purposes, including filings on Internal Revenue Service Form 8594, and that no party will assert or maintain a position inconsistent with the foregoing.

2.7
Transfer Fees and Taxes. Buyer shall pay all sales, use, or transfer taxes, if any, arising out of the transfer of Assets. Seller and Buyer shall each pay fifty percent (50%) of any and all fees imposed by Franchisor, including transfer, legal, processing fees, and any escrow impound requirements. Transfer, legal and processing fees imposed by lessors under the Real Property Leases shall be paid in accordance with Section 5.2.1.

2.8
Title Insurance; Surveys; Closing Fees. Buyer shall pay all title insurance costs, including (a) title insurance commitments, (b) premiums for any title insurance policies with respect to the Restaurants (including owner’s policies and lender’s policies); and (c) costs associated with any endorsements required by Buyer or its lender(s). Any closing escrow fees of the Title Company will be shared equally between Buyer and Seller. Buyer will also be responsible for any deed taxes associated with the transfer of the Assets and fees to transfer titles to personal property to name of Buyer. To the extent that Buyer or its lenders require any surveys or environmental site assessments, Buyer shall be solely responsible for all costs associated with obtaining such surveys and environmental site assessments.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF SELLER AND OWNER
Seller and Owners hereby, jointly and severally, represent and warrant to Buyer and Parent that the statements contained in this Article 3 are true and correct as of the Execution Date and will be true and correct as of the Closing Date as though made again on and as of the Closing Date, except as otherwise set forth in the disclosure schedules provided by Seller to Buyer at the time this Agreement is signed, as amended prior to and at the Closing in accordance with Section 3.25 (the “Disclosure Schedules”). For purposes of this Article 3, “Knowledge,” “Seller’ Knowledge” “Knowledge of Seller, “Known,” or words of similar import shall mean the Actual Knowledge of David E. Jones, Douglas Tieber, and Tim Garner and the knowledge that each such person would have reasonably obtained in the performance of each such person's duties as Chief Operating Officer or Manager of the Company. The Disclosure Schedules will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3. Except for those representations and warranties expressly stated in this Agreement, all Assets are being sold “as-is” and the Seller make no representations or warranties of any nature, implied or otherwise, as to the condition of such Assets, the prior maintenance of such Assets or to the fitness of any Asset to serve a specific purpose.

3.1
Organization. ASW is duly organized, validly existing, and in good standing under the laws of the State of Missouri, and is duly qualified to transact business and is in good standing as a foreign limited liability company under the laws of the State of Illinois.

3.2
Authority. Seller has all necessary limited liability company power to own its properties and operate its business as now owned and operated. Seller has full limited liability company power and authority to enter into this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby. Each Owner has all necessary legal capacity to enter into this Agreement and each of the Transaction Documents to which he is a party and to perform his obligations hereunder and thereunder. The execution and delivery by Seller of this Agreement and each Transaction Document, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by Seller. This Agreement has been duly executed and delivered by Seller and Owners, and (assuming due authorization, execution, and delivery by Buyer) this Agreement constitutes a legal, valid, and binding obligation of Seller and Owners enforceable against Seller and Owners in accordance with its terms.

3.3
No Conflict. Except as set forth on Schedule 3.3, the execution, delivery, and performance of this Agreement by Seller and Owners will not: (a) violate or result in a breach of any term of Seller’s organizational documents; (b) violate any law, order, rule, or regulation, in each case applicable to Seller, Owners, or the Restaurants, of any court or of any Governmental Authority having jurisdiction over Seller or Owners; (c) result in the creation or imposition of any Lien upon any of the Assets; or (d) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any contract or agreement to which any Seller is a party.

3.4
Required Consents. Schedule 3.4 sets forth all consents from any third parties, including, without limitation, any Governmental Authority or any vendor of Seller, which are required in connection with the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated hereby by Seller and Owners (collectively, the “Required Consents”).

3.5	Tangible Personal Property Assets.

3.5.1
Except as set forth on Schedule 3.5.1, Seller have good title to all Assets constituting tangible personal property other than leased or licensed Assets, free and clear of any Liens, except for Permitted Encumbrances.

3.5.2
Each Restaurant contains substantially all the tangible personal property Assets (such as furniture, trade fixtures, equipment, signage, supplies, and small wares) required to operate the Restaurant in accordance with the Franchisor’s material requirements. Except as set forth in Schedule 3.5.2, the buildings in which the Restaurants are operated, and their equipment and trade fixtures, including without limitation, signage, point of sale terminals and registers, communications systems, kitchen equipment (including small-wares and furnishings), food cooking and preparation equipment, floor surfaces, heating and air conditioning, ventilation and safety equipment, taken as a whole (i) are in operating condition (except for ordinary wear and tear); and (ii) are in material compliance with the applicable Franchise Agreements.

3.6	Real Property Assets.

3.6.1	Exhibit A identifies all of the Leased Properties.

3.6.2	ASW has a valid leasehold interest in each of the Leased Properties, free and clear of all Liens other than Permitted Encumbrances.

3.6.3
Except as set forth in Schedule 3.6.3, Seller have not received any notice that Seller’ ownership, use, or operation of the Leased Properties is presently in violation of any applicable building code, zoning, land use, or other law, order, ordinance, rule, or regulation affecting the operation of the Restaurants (including, but not limited to, the Americans with Disabilities Act of 1990, as amended). Seller’s have no Knowledge of any pending or threatened condemnation proceeding affecting the Leased Properties.

3.6.4
Seller have provided Buyer with a true, correct, and complete copy of each Real Property Lease. Each Real Property Lease is in full force and effect and is valid, binding, and enforceable in accordance with its terms. ASW has not assigned its interest, or any portion thereof, under any Real Property Lease, or subleased any part of the premises demised thereby to any third party. ASW has not received any notice or other communication (whether oral or written) from any lessor under a Real Property Lease regarding any actual, alleged, or potential violation or breach of, or default by ASW under, any Real Property Lease. To Seller’ Knowledge, no lessor under a Real Property Lease is in material default under such Real Property Lease, and no event has occurred which would, with the passage of time or giving of notice, or both, constitute a material default thereunder. Except as listed on Schedule 3.6.4, there are no security deposits being held by a lessor under the Real Property Leases.

3.7
Compliance With Laws. Except as set forth on Schedule 3.7, Seller is and at all times has been in compliance during the five (5) year period preceding the Execution Date with all laws and regulations applicable to Seller and the Business and no legal proceeding has been filed or, to Seller’s Knowledge, commenced against Seller alleging any failure to so comply. Seller has not received, at any time during the past five (5) years, any written notice from any Governmental Authority regarding (i) any actual or alleged violation of, or failure to comply with, any legal requirement, or (ii) any actual or alleged obligation on the part of the Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

3.8
Permits. Schedule 3.8 contains a list of all approvals, authorizations, consents, licenses, franchises, certifications, and permits required by any Governmental Authority for the ownership of the Assets or operation of the Restaurants, indicating in which Seller’s name such permit is issued (collectively, the “Permits”). Seller own or possess all such Permits, and Seller are in compliance in all material respects with all requirements set forth in such Permits. No other material licenses or permits are required in the conduct of the Business by Seller. Each Permit listed or required to be listed in Schedule 3.8 is valid and in full force and effect. Except as set forth in Schedule 3.8: (i) Seller are, and at all times have been during the five (5) year period preceding the Execution Date, in compliance in all material respects with all of the terms and requirements of each Permit identified or required to be identified in Schedule 3.8; and (ii) Seller have not received, at any time during the past five (5) years, any written notice from any Governmental Authority or any other Person regarding (A) any actual or alleged violation or breach of any Permit, or (B) any actual revocation, withdrawal, suspension, cancellation, termination of, or modification to any Permit.

3.9
Financial Statements. Schedule 3.9 contains (i) the consolidated unaudited balance sheet of Seller as of December 25, 2011, December 30, 2012, December 29, 2013, and December 28, 2014 and the related unaudited, compiled statements of income and comprehensive income, changes in member’s equity (deficit), and cash flows for the fiscal periods then ended (collectively, the “Compiled Financial Statements”), all of which have been compiled by Oakwood Business Services, LLC c/o David Ligotti, Seller’ accounting firm (“Seller’ Accountant”); and (ii) the daily sales for each Restaurant for the fiscal year 2014 and 2015 (“Daily Statements”). Seller agrees to provide updates to the Daily Statements as such become available the following week). The Compiled Financial Statements, the Daily Statements were prepared by Seller from Seller’s books and records on a basis consistent with Seller’s historical internal accounting practices. Each of the Compiled Financial Statements, as applicable, fairly presents the financial condition of Seller taken as a whole as of the date thereof or the results of operations of Seller for the fiscal period to which it relates.

3.10
Litigation and Proceedings. Except as set forth on Schedule 3.10, there is no claim, suit, arbitration, action, order or proceeding now pending, or, to Seller’ Knowledge, threatened, at law or in equity, or before any court, arbitrator, or Governmental Authority, relating to the Restaurants or the Business or to which any Seller is (or would be in the case of threatened actions) a party. Except as set forth on Schedule 3.10, Seller have not received written notice from any Person of any event or occurrence, pending or threatened, that could reasonably be expected to serve as the basis for a material claim against Seller or any of the Restaurants.

3.11	Restaurant Employees.

3.11.1
Schedule 3.11.1 contains a true and complete listing of all Persons who, as of December 31, 2014, were salaried and/or hourly employees of Seller as of such date, together with the following information for each individual: name; job title or position; annual base salary or hourly salary as the case may be, bonus and other current compensation paid or payable; date of hire; employment status (full-time or part-time, exempt or non-exempt); current leave status (start date and length of leave); hours worked during the last three calendar years; and whether such individual is currently enrolled in profit sharing or benefit plan based on the Affordable Care Act rules and regulations.

3.11.2
Schedule 3.11.2 sets forth a true and complete list of all concluded or settled litigation, claims, arbitrations, or proceedings of Seller relating to Seller’s employees or former employees and the employment practices at the Restaurants, in each case occurring from January 1, 2013 through date hereof; excluding any claims for unemployment benefits by prior employees.

3.11.3	Except as set forth on Schedule 3.11.3:

(a)
Seller is not a party to any written employment contracts or collective bargaining agreements with any employees of Seller. To Seller’s Knowledge, there is no organizational effort currently being made or, to Seller’s Knowledge, threatened by, or on behalf of, any labor union to organize employees of Seller and no demand for recognition of employees of Seller has been made by, or on behalf of, any labor union. Seller has no Knowledge of any union organizing activity occurring with regard to any of the Restaurants during the past five (5) years.

(b)	Seller is not in material violation of any applicable law relating to the hiring, employment, or discharge of any of the Restaurant Employees.

(c)
Seller has not received written notice from any Person of any event or occurrence, pending or threatened, that could reasonably be expected to serve as the basis for a claim against Seller relating to any employment or workplace‑related conduct.

(d)
Seller is and has been in material compliance with all applicable employment and workplace laws, including without limitation those related to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state, or local Legal Requirement), in each case relating to Seller’s employees and/or employment practices at the Restaurants.

3.12
Taxes. Seller have timely filed (or will timely file after giving effect to any applicable extensions) all Tax Returns required to be filed by Seller for all periods up to the Closing Date. All Tax Returns are, or if not yet filed will be, true, accurate, and complete in all material respects and reflect all Taxes payable by Seller. Except as set forth on Schedule 3.12, Seller’ Tax Returns have not been audited by any Governmental Authority within the six (6) years prior to the date hereof. Seller have paid (or will timely pay) all Taxes which are due and payable (or which relate to any period prior to the Closing Date) or for which assessments have been received prior to the Closing Date. Except as set forth on Schedule 3.12, there are no tax audits, suits, actions, claims, investigations, inquiries, or proceedings pending, or to Seller’s Knowledge, threatened, against Seller with respect to Taxes, nor has any deficiency or claim for any Taxes been imposed or assessed. There are no outstanding notices of deficiencies, adjustments, or changes in assessments with respect to any Taxes previously received by Seller. Seller has not waived any statute of limitations with respect to any taxable year. All amounts required to be withheld or collected by Seller for Taxes with respect to any other Person have been so withheld or collected and paid to the appropriate Governmental Authority and all Forms W‑2 and 1099 required with respect thereto have been properly completed and timely filed. The Seller are not a party to any Tax allocation or sharing agreement. To Seller’s Knowledge, the Seller has no liability for the Taxes of any Person under Reg. §1.1502-6 (or any similar provision of state, local, or foreign Legal Requirement), as a transferee or successor, by contract, or otherwise. The Seller has not participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4 (or any predecessor provision). To Seller’s Knowledge, the Seller has disclosed on is federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code §6662.

3.13	Employee Benefit Plans.

3.13.1
Schedule 3.13.1 contains a true and complete list of each pension, profit sharing, other deferred compensation, bonus, incentive compensation, stock purchase, stock option, supplemental retirement, severance, or termination pay, medical, hospitalization, life insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefits plan, program, policy or contract, and each other employee benefit plan, program, policy or contract, currently maintained, contributed to, or required to be contributed to, by Seller for the benefit of any employee of Seller, whether or not any of the foregoing is funded, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and whether legally binding or not (collectively, the “Benefit Plans”).

3.13.2	Seller has delivered to Buyer, with respect to each applicable Benefit Plan:

(a)
true and complete copies of all documents embodying or relating to each Benefit Plan including, without limitation, the plan and trust or other funding arrangement relating thereto, summary plan descriptions, employee handbooks or personnel manuals and all amendments and supplements thereto;

(b)	the most recent annual report (Series 5500 and all schedules thereto), if any, required by ERISA; and

(c)	the most recent determination letter received from the Internal Revenue Service, if any.

3.13.3	With respect to each of the Benefit Plans:

(a)	the Benefit Plan is, and at all times since its inception, has been, maintained, administered, operated, and funded in all material respects in accordance with its terms and in material compliance with all applicable requirements of all applicable laws, including, but not limited to, ERISA and the Code;

(b)	all reports, tax returns, information returns, and other information regarding the Benefit Plan that are required by law to be filed have been accurately, timely and properly filed;

(c)
Neither the Seller nor any member of a controlled group of corporations, a group of trades or businesses under common control or an affiliated service group, within the meaning of Section 414(b), (c), (m) or (o) of the Code, of Seller (“Related Party”) currently maintains, sponsors, participates in, has liability under, or contributes to, or has ever maintained, established, sponsored, participated in, had liability under, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(d)
Neither the Seller nor any Related Party is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(e)
Any Benefit Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination, or has been established under a volume submitter or prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer.

(f)
To Seller’ Knowledge, no transaction or event has occurred or is threatened or about to occur (including, without limitation, any of the transactions contemplated by this Agreement) that constitutes or could constitute a nonexempt prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code.

3.14	Environmental.

3.14.1
Except as set forth on Schedule 3.14, to Seller’s Knowledge, Seller is and has been in compliance in all material respects with all applicable Environmental Laws in connection with the operation of the Business and have not received any communication from any Governmental Authority alleging that Seller is in violation of, or have any liability under, any Environmental Laws.

3.14.2
Seller validly possess and has been in compliance in all material respects with all Permits required under any Environmental Law to conduct the Business as currently conducted, all of which Permits are set forth on Schedule 3.14.2.

3.14.3	There are no Environmental Claims relating to the Fee Properties or, to Seller’s Knowledge, to the Leased Properties pending or, to the Knowledge of Seller, threatened against Seller.

3.14.4
Seller has not Released, nor to Seller’s Knowledge has any other Person Released, any Hazardous Materials at, on, under or from any of the Fee Properties or Leased Properties in a manner that violates any Environmental Law, except as set forth on Schedule 3.14.4.

3.14.5	Except as set forth on Schedule 3.14.5, to Seller’s Knowledge, there are no, and there never have been any, underground storage tanks located on any of the Fee Properties or Leased Properties.

3.14.6
Seller has provided Buyer with copies of all existing environmental investigations, studies, audits, tests, reviews, or other analyses pertaining to the Fee Properties or Leased Properties in Seller’s possession or control including those identified Schedule 3.14.6.

3.15	Material Contracts.

3.15.1
Schedule 3.15.1 sets forth the following contracts or agreements (collectively, the “Material Contracts”) to which any Seller is a party (excluding the Franchise Agreements and Real Property Leases) which may not be terminated by Seller upon 30 days advance written notice:

(g)	consulting agreements (other than those entered into in connection with the potential sale of the Business);

(h)	agreement for the payment of severance benefits, retention bonuses, transaction bonuses or sale bonuses to any employee;

(i)	plan or contract or arrangement with respect to Benefit Plans;

(j)	contract for the purchase of equipment or other materials (other than Inventory) having an annual purchase price under any such contract in excess of $10,000;

(k)	contract for the purchase of Inventory other than individual purchase orders for Inventory entered into in the Ordinary Course of Business consistent with past practices;

(l)	contract for the sale of any equipment, Inventory or other assets, except for sales of Inventory in the Ordinary Course of Business;

(m)	agreements with any customers or suppliers (involving purchases of goods or services) of the business;

(n)	personal property leases or license agreements, where the lease provides for annual payments in excess of $5,000.00 or has an unexpired term as of the Closing Date in excess of one year;

(o)
agreements restricting in any manner Seller’s right to compete with any other Person, restricting Seller’s right to sell to or purchase from any other Person, or restricting the ability of Seller to employ any Person;

(p)
agreements restricting in any manner any Person’s rights to compete with Seller, restricting any Person’s right to sell to any customer of a Seller or purchase from any competitor of a Seller or restricting the ability of any Person to employ any employee of a Seller, excluding reciprocal nondisclosure agreements with prospective purchasers of the Seller;

(q)
agreements of agency, distribution, or franchise (other than the Franchise Agreements) which expressly obligate any Seller to make aggregate payment of cash or other consideration in any one year period in an amount in excess of $10,000;

(r)	service agreements affecting any of the Assets where the annual service charge is in excess of $10,000;

(s)
contract for the advertisement, display or promotion of any products or services, which contemplate the payment of cash or other consideration in any one year period or on its face in an amount in excess of $10,000;

(t)	contracts for the purchase, sale, or removal (as the case may be) of electricity, gas, water, telephone, coal, sewage, power or other utility service, other than those related to any Excluded Assets;

(u)	loan or credit agreements, pledge agreements, notes, security agreements, mortgages, debentures, indentures, factoring agreements or letters of credit;

(v)	guaranties, performance, bid or completion bonds, or surety or indemnification agreements;

(w)
partnership agreements, operating agreements or joint venture agreements or other contracts (however named) involving a sharing of profits, losses, costs, or liabilities by any Seller and another Person related to the Restaurants other than any such agreement of the Seller; or

(x)
any other agreements which provide for the annual receipt or expenditure of more than $10,000, except agreements for the purchase or sale of goods or rendering of services in the Ordinary Course of Business.

3.15.2	Seller has delivered to Buyer complete and correct copies of all Material Contracts.

3.15.3
Except as set forth in Schedule 3.15.3, each Material Contract is in full force and effect and constitutes a legal, valid, and binding agreement, enforceable against Seller in accordance with its terms and, to Seller’s Knowledge, against each other party thereto. Except as set forth in Schedule 3.15.3, Seller has not given to or received from any other party, any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract. Except as set forth in Schedule 3.15.3, to Seller’s Knowledge, the other parties to each Material Contract are not in violation or breach of or default under such Material Contract. Schedule 3.4 describes the extent to which any Material Contract is not assignable to Buyer without the consent of the counterparty thereto.

3.16
Insurance. Seller has in force the insurance policies set forth on Schedule 3.16. All such policies are in full force and effect. Seller is not in default with respect to their obligations under any such policy nor, has any Seller received any notice of cancellation with respect thereto. Seller has not been refused any insurance with respect to the Business by any insurance carrier to which Seller has applied for insurance or with which it has carried insurance. Seller carry sufficient insurance to meet all contractual requirements expressly requiring Seller to maintain specific insurance under the Material Contracts and the statutory minimum amount of insurance required to conduct the Business.

3.17
Absence of Changes. Since December 31, 2014, Seller has operated the Business in the ordinary course consistent with past practice and there has not been any Material Adverse Effect. Except as set forth on Schedule 3.17, since December 31, 2014:

3.17.1
Seller has not transferred, sold, leased or licensed any assets or properties, except in the Ordinary Course of Business consistent in nature and amount with those transferred or sold in comparable prior periods;

3.17.2	There has not occurred any physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting any of the Assets in an aggregate amount exceeding $10,000;

3.17.3	Seller has not made any outstanding commitments for capital expenditures in an aggregate amount exceeding $10,000, excluding capital expenditures that will be completed prior to Closing;

3.17.4
Seller has not increased or agreed to increase the payment by the Seller of any bonuses, salaries, or other compensation to any officer, manager or employee or entered into any employment, severance, or similar contract (excluding employment letters describing at-will employment entered into in the ordinary course of business) with any manager, officer, or employee;

3.17.5
Seller has not made any material change in their accounting or Tax methods or practices, other than as may be required by applicable law, or made any election or entered into any arrangement with respect to Taxes;

3.17.6
Except in the Ordinary Course of Business, Seller has not adopted, amended or terminated, or increased the payments to or benefits under (except in accordance with the terms of any applicable plan or agreement), any profit sharing, bonus, deferred compensation, Benefit Plan, or similar agreement for or with any employees, directors or officers of the Seller;

3.17.7
Seller has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness, in each case other than indebtedness that has been paid or will be paid at or prior to the Closing;

3.17.8
Seller has not entered into, terminated, or received notice of termination of (i) any license, distributorship, dealer, sales representative, Franchise Agreement, or joint venture, or (ii) any contract or transaction (or series of related contracts or transactions) outside the Ordinary Course of Business;

3.17.9
Seller has not caused or suffered any acceleration, amendment, termination (partial or complete), modification or cancellation, or granted any waiver or giving of any consent or release with respect to any agreement, contract, lease or license (or series of related agreements, contracts, leases and arrangements) to which any Seller is a party and involving more than $10,000; or

3.17.10
Seller has not delayed or postponed the payment of accounts or other amounts payable and other obligations and liabilities outside the Ordinary Course of Business or accelerated the collection of any accounts or other amounts receivable outside the Ordinary Course of Business.

3.18
Brokers. Except for Brookwood Associates, no broker, finder, or investment banker is entitled to any brokerage, finder or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or Owners. Seller shall be responsible for all fees owing Brookwood Associates.

3.19
Intellectual Property. To Seller’s Knowledge, Schedule 3.19 contains a list of all (i) patents and patent applications, (ii) trademarks, service marks, logos, trade dress, trade names, Internet domain names and trade dress, (iii) registered copyrights, (iv) applications for, and registrations of, any of the foregoing in any jurisdiction, and (v) computer software (including data, databases and related documentation) (collectively "Intellectual Property") owned by Seller or used in the conduct of the Business. Except as set forth on Schedule 3.19, to Seller’s Knowledge: (i) the Seller possesses the valid and enforceable right to use, the Intellectual Property that is used in the conduct of the Businesses in the franchised territories as contemplated in the franchise agreements,; (ii) to Seller’s Knowledge, no third party is materially infringing or misappropriating any Intellectual Property used by the Seller in the franchised territories as contemplated in the respective Franchise Agreements, and (iii) Seller is not infringing any Intellectual Property owned by a third party. Except as set forth in Schedule 3.19, there are no Liens on any of the Intellectual Property owned by Seller set forth on Schedule 3.19. To Seller’s Knowledge, Seller has the right to use all Intellectual Property currently used in the conduct of the Business, free and clear of all Liens other than: (i) ownership interests of third party licensors and Liens incurred by, or arising in connection with, the actions or inactions of third party licensors, and (ii) Permitted Encumbrances.

3.20
Affiliated Transactions. Except as set forth on Schedule 3.20, no Related Person of the Seller or Owners is a party to any agreement, contract, or transaction with the Seller outside of the Ordinary Course of Business or has any interest in any material property used by the Seller in the operation of the Business. Schedule 3.20 sets forth and describes in reasonable detail material services, assets and facilities that are furnished by Seller to any Related Persons or by any of such Related Persons to the Seller in connection with the operation of the Business

3.21
No Undisclosed Liabilities. Except as set forth in Schedule 3.21, the Seller does not have any known liabilities or obligations (whether absolute, accrued, contingent or otherwise), except for (a) liabilities or obligations reflected or reserved against on the Compiled Financial Statements and the Interim Financial Statements, (b) liabilities which have arisen or may arise in the Ordinary Course of Business since the respective dates thereof, (c) liabilities arising out of or related to the transactions contemplated hereby, (d) liabilities the subject matter of which is covered in any other representation or warranty contained in this Article III or the applicable Schedules thereto, whether or not the existence of such liability would constitute a breach or inaccuracy thereof, and (e) any other liabilities that, individually or in the aggregate, do not exceed $50,000.

3.22
Franchise Matters. Schedule 1.3.2 sets forth a true, correct and complete list of all Franchise Agreements that are effective as of the date of this Agreement to which any Seller is a party. Schedule 3.22 sets forth (a) the expiration date of each Franchise Agreement, (b) the location of the franchised outlet, (c) the royalty rate, (d) the advertising fee, and (e) to Seller’s Knowledge, details concerning all known present and future upgrades and/or modifications required by Franchisor to any of the Restaurants, including without limitation, the years in which such upgrades and/or modifications are due to be completed and an estimate of how much such upgrades and/or modifications are expected to cost (the “Repair & Remodel Schedule”). Buyer acknowledges that any future upgrades or modifications required by the Franchisor to any of the Restaurants will not be a basis for any purchase price adjustment or other remedy permitted under this Agreement. All of the Franchise Agreements listed on Schedule 1.3.2 are in full force and effect and are valid and binding obligations of the applicable Seller and enforceable against the applicable Seller in accordance with their respective terms. Except as set forth on Schedule 3.22, to Seller’s Knowledge, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, any provision of any Franchise Agreement. There is no material default under any Franchise Agreement by the Seller and to the Seller’ Knowledge, by any other party thereto.

3.23
Inventory. All Inventory, whether or not reflected in the Interim Financial Statements, consists of a quality and quantity usable and salable in the Ordinary Course of Business consistent with requirements of the Franchisor. All Inventory is owned by Seller free and clear of all Liens other than Permitted Encumbrances, and no Inventory is held on a consignment basis.

3.24
Accounts Receivable. The accounts receivable reflected on the Interim Financial Statements and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by Seller involving the sale of goods or the rendering of services in the Ordinary Course of Business consistent with past practice; (b) constitute only valid, undisputed claims of Seller not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of Business consistent with past practice.

3.25
Updates to Disclosure Schedule. From time to time prior to the Closing, Seller shall supplement or amend with reasonable frequency the information contained in the Disclosure Schedules with respect to any matter arising or occurring after the Execution Date, which, if existing or occurring before the Execution Date of this Agreement, would have been required to be set forth in any Disclosure Schedule (each, an “Intervening Event”). Any such supplement or amendment delivered pursuant to this Section shall in no event be the basis for a claim that any representation or warranty is inaccurate or has been breached for purposes of Section 9.2, but such supplement or amendment may provide a basis for Buyer to terminate this Agreement pursuant to Section 10.1.8 to the extent provided therein. In addition, the Seller shall be permitted to update any Disclosure Schedule after the Execution Date for any matter; provided, any such update shall be subject to Buyer's rights pursuant to Section 10.1.8 and shall not relieve Seller from any liability for breach of this Agreement, subject to the provisions of Section 9.5.8 regarding prohibition of claims for breach with respect to any update after the Closing.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT
Buyer and Parent hereby represent and warrant to Seller and Owners that the statements contained in this Article 4 are true and correct as of the Execution Date and will be true and correct as of the Closing Date as though made again on and as of the Closing Date:

4.1
Organization. Buyer is duly organized, validly existing, is in good standing under the laws of its state of formation, and is duly qualified to transact business and in good standing in all jurisdictions where its activities so require, including but not limited to the states of Missouri and Illinois (as of Closing), except where the failure to so qualify would not have a material adverse effect on the Buyer. Parent is duly organized, validly existing, is in good standing under the laws of its state of formation, and is duly qualified to transact business and in good standing in all jurisdictions where its activities so require, except where the failure to so qualify would not have a material adverse effect on the Buyer.

4.2
Authority. Each of Buyer and Parent has all necessary power to own its properties and operate its business as now owned and operated and as contemplated to be owned and operated upon consummation of the transactions contemplated by this Agreement. Each of Buyer and Parent has full power and authority to enter into this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby. Each person signing this Agreement on behalf of Buyer and Parent has all necessary legal capacity and authority to enter into this Agreement and each of the Transaction Documents to which Buyer and Parent is a party. The execution and delivery by Buyer and Parent of this Agreement and each Transaction Document to which Buyer or Parent is a party, the performance by Buyer and Parent of each of its obligations hereunder and thereunder, and the consummation by Buyer and Parent of the transactions contemplated hereby and thereby have been duly authorized by Buyer and Parent. This Agreement has been duly executed and delivered by Buyer and Parent, and (assuming due authorization, execution, and delivery by Seller and Owners) this Agreement constitutes a legal, valid, and binding obligation of Buyer and Parent enforceable against each in accordance with its terms.

4.3
No Conflict. Except for the Buyer Required Consents, the execution, delivery, or performance of this Agreement by Buyer and Parent will not: (a) violate or result in a breach of any term of Buyer or Parent's organizational documents; or (b) violate any law, order, rule, or regulation applicable to Buyer or Parent, or of any court or Governmental Authority having jurisdiction over Buyer or Parent, or (c) breach any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any contract or agreement to which Buyer or Parent is a party.

4.4
Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or Parent.

4.5
Buyer’s Required Consents. Schedule 4.5 sets forth all consents from any third parties, including, without limitation, any Governmental Authority or any contractor of Buyer or Parent, which will be required in connection with the consummation of the transactions contemplated hereby by Buyer and Parent (collectively, the “Buyer’s Required Consents”). Between the date hereof and Closing, Buyer and Parent will use their Commercially Reasonable Efforts to obtain such consents, which are a condition to Buyer's obligation to close as set forth in Section 6.1.5.

ARTICLE 5.
CONDUCT PRIOR TO CLOSING

5.1	Due Diligence. Upon reasonable notice received from Buyer, Seller shall furnish Buyer and its Representatives (collectively “Buyer Group”) with such additional financial,

operating, and other relevant data and information as Buyer may reasonably request. Buyer acknowledges that additional due diligence or the results therefrom is not a condition to Buyer’s obligation to Close.

5.2	Obligations. From the date hereof until the Closing or earlier termination of this Agreement, the parties agree as follows:

5.2.4
Consents and Estoppels With Respect to Leased Properties. Seller shall use Commercially Reasonable Efforts, and Buyer shall cooperate with Seller, to obtain from landlords under the Real Property Leases: (a) all Required Consents to the assignment of each Real Property Lease (which shall include a requested release of Seller from liability under such Real Property Lease following Closing and a release of Owners from any guaranty of such Real Property Lease), (b) landlord estoppels, in such form as is reasonably acceptable to Seller, Buyer, and Buyer’s lender(s) confirming among other things that each Real Property Lease is in good standing and that no default has occurred or is continuing thereunder; and (c) consents to any leasehold mortgage required by Buyer’s lender, in such form as is customary for similar financings. Any costs and expenses required by any landlords in connection with the assignment of the Real Property Leases (including any costs incurred by Seller to obtain estoppel certificates from landlords) will be paid by Seller; provided, however, that Buyer shall be responsible for any costs related to any documents (such as consents to leasehold mortgages or Subordination, Non-Disturbance, and Attornment Agreements) otherwise required by Buyer or Buyer’s lender(s) in connection with any financing to be obtained by Buyer. In no event shall Buyer be responsible for any economic concessions, fees or requirements of any landlord (including required repairs or transfer fees) imposed by any such landlord as a condition to obtaining such landlord’s consent and agreement. Notwithstanding any provisions in this Agreement to the contrary, neither Seller or Owners shall be required to take any action to obtain any consents, or send any notice, under any Real Property Lease or any Assigned Contract until the Franchisor has waived Franchisor’s right of first refusal and the Franchisor has approved the Buyer. Notwithstanding any provisions in this Agreement to the contrary, Buyer hereby agrees to the Repair and Remodel Schedule set forth in Schedule 3.22 and reaching an agreement with Franchisor as to modifications to the Repair and Remodel Schedule is not a condition to closing.

5.2.5
Operation of Business. Until the earlier to occur of the Closing Date or earlier termination of this Agreement, Seller shall carry on the Business in the usual and Ordinary Course of Business, which shall include, without limitation, the agreement that Seller will not:

(a)
purchase, sell, lease, license or dispose of any assets or incur any liability or make any commitment to do so other than purchases of inventory or equipment in the Ordinary Course of Business, provided that equipment purchases shall not exceed $10,000 per item;

(b)	make any outstanding commitments for capital expenditures in an aggregate amount exceeding $10,000, excluding capital expenditures that will be completed and paid for prior to Closing;

(c)
except in coordination with Buyer and approved by Buyer in writing, make or grant any wage or salary increase, or severance package to any of its employees or pay bonuses to employees, other than annual year-end bonuses consistent with past practices;

(d)	make any material change in its accounting or Tax methods or practices, other than as may be required by applicable law, or make any election or entered into any arrangement with respect to Taxes;

(e)	mortgage, pledge or subject to any Lien, any material portion of its assets, except Permitted Encumbrances;

(f)
Except in the Ordinary Course of Business, adopt, amend or terminate, or increase the payments to or benefits under (except in accordance with the terms of any applicable plan or agreement), any profit sharing, bonus, deferred compensation, Benefit Plan, or similar agreement for or with any employees, directors or officers of the Seller;

(g)	make any acquisition of the securities or assets of, loans to, or capital investment in any Person (or series of related loans or acquisitions);

(h)
issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness, in each case other than indebtedness that has been paid or will be paid at or prior to the Closing;

(i)
enter into or terminate (i) any license, distributorship, dealer, sales representative, Franchise Agreement, joint venture, credit, or similar agreement, or (ii) any contract or transaction (or series of related contracts or transactions) outside the ordinary course of business;

(j)
cause or suffer any acceleration, amendment, termination (partial or complete), modification or cancellation, or grant any waiver or giving of any consent or release with respect to any agreement, contract, lease or license (or series of related agreements, contracts, leases and arrangements) to which any Seller is a party and involving more than $10,000, other than terminating at Closing the Franchise Agreements in connection Buyer entering into new Franchise Agreements with Franchisor for each Restaurant;

(k)
delay or postpone the payment of accounts or other amounts payable and other obligations and liabilities outside the Ordinary Course of Business or accelerated the collection of any accounts or other amounts receivable outside the Ordinary Course of Business; or

(l)	offer or permit to be offered promotional programs that are inconsistent with the Company’s past practices or otherwise approved by the Franchisor.
Notwithstanding the foregoing, Seller shall be permitted to (i) declare any dividends or make any distributions to the Owners; and (ii) subject to the obligations with respect to the Cash Banks as set forth in Section 2.4, distributed all cash and cash equivalents of Seller to the Owners prior to Closing.

5.2.6
Financial Information. Seller shall provide Buyer with a monthly profit and loss statement for each Restaurant (as prepared in accordance with Seller’ historical accounting practices) promptly after such statements are available. Seller shall also provide Buyer with weekly sales updates for each Restaurant.

5.2.7
Required Consents. Subject to Section 5.3.4, Seller shall use Commercially Reasonable Efforts, and Buyer and Parent shall cooperate with Seller and use Commercially Reasonable Efforts, to obtain all Required Consents, including promptly providing all reasonable information regarding Buyer as requested by Franchisor, landlords, or other third parties to the Assumed Contracts.

5.2.8
No Other Acquisitions By Buyer. None of Buyer, Parent or any of Parent’s Affiliates, shall participate or engage in any discussions with Franchisor or any other franchisee of Buffalo Wild Wings stores (each an “Other Operator”) relating to any potential investment in, acquisition of, or strategic partnership with any Other Operator.

5.2.9
No Shop. Seller and Owners shall not, and Seller and Owners shall cause all of their Representatives (including any investment banker, attorney, or accountant retained or engaged by that party) to not:

(a)	other than the transactions contemplated by this Agreement, initiate, solicit, or encourage any inquiry, proposal, or offer relating to

(i)	a sale, transfer, or other disposition of all or substantially all of Seller’ assets in a single transaction or a series of related transactions; or

(ii)
a sale, transfer, or assignment of any of the shares or other equity interests or membership interests of Seller, including by way of merger or share exchange (in each case, a “Competing Transaction”),

(b)	engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to a Competing Transaction;

(c)
facilitate any effort or attempt to make or implement a Competing Transaction or any other proposal that requires Seller to abandon, terminate, or fail to consummate the transactions contemplated by this Agreement; or

(d)	consummate, agree, or commit to consummate a Competing Transaction.

5.3	Joint Obligations. From the date hereof until the Closing or earlier termination of this Agreement, Seller, Buyer and Parent each agree as follows:

5.3.3
Franchisor Approval. Seller, Buyer and Parent shall both use Commercially Reasonable Efforts to obtain the consent of Franchisor and waivers of any rights of first refusal with respect to the transactions contemplated by this Agreement and to Buyer’s ownership and operation of the Restaurants and the release of Seller and Owners from all personal guarantees.

5.3.4
Efforts to Close Transaction. Seller, Buyer and Parent shall both use all Commercially Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable to consummate the transactions contemplated hereby as soon as practicable.

5.3.5
Liquor License Covenant. Seller and Buyer will cooperate with each other and promptly execute or cause to be executed all transfer forms, applications and other documents required by any Federal, State or municipal government and any appropriate departments, commissions, boards and officers having jurisdiction in or over the Restaurants with respect to the sale, or complimentary service, of alcoholic beverages therein (collectively, the “Alcoholic Beverage Authorities”), in order to promptly effect the transfer of liquor licenses or the issuance of new liquor licenses to Buyer on or after the Closing Date in accordance with the laws of the States of Missouri and Illinois. If Buyer is unable to obtain such transfer or new permits in a manner that allows Buyer to operate and sell alcoholic beverages immediately upon Closing, Seller agrees to cooperate with Buyer in order to allow Buyer to operate under Seller's liquor licenses in such a manner as permitted by applicable law for a period not to exceed one hundred twenty (120) days after closing. Buyer and Parent agree to indemnify, defend and hold Seller and Owners harmless from any and all liability, claims, or damages, including attorneys’ fees and legal expenses, arising out of, related to or resulting therefrom. Buyer shall use all Commercially Reasonable Efforts to expedite the issuance of all Liquor Licenses to Buyer.

5.3.6
Guaranties. Notwithstanding any provisions in this Agreement to the contrary, Buyer, Parent and Seller will use Commercially Reasonable Efforts to have ASW, all ASW Affiliates, the Owners and other guarantors released from all post-closing obligations under any Assumed Contracts, Franchise Agreements and Real Property Leases, such efforts shall include Buyer and/or Parent providing substitute guarantees to such third parties as necessary to obtain such releases and to obtain consent to assignment of such Assumed Contracts, Franchise Agreements and Real Property Leases. Notwithstanding any provisions in this Agreement to the contrary requiring Seller to use Commercially Reasonable Efforts to obtain Required Consents, Buyer and Parent shall take the lead on communicating with the Landlords and Franchisor to obtain all Required Consents and releases of ASW, ASW’s Affiliates and any guarantors.

5.4	Employees at Restaurants.

5.4.5
Buyer and Parent will not have any discussions with any Restaurant Employees without the prior approval of Seller and any approved discussions shall be conducted in accordance with instructions provided by Seller.

5.4.6
At Closing, Seller will terminate the employment of all employees of the Business (such terminated employees are hereinafter referred to as the “Restaurant Employees”) and will perform all obligations in connection therewith or contemplated by this Agreement, including paying all compensation due through the day prior to the Closing Date, including any accrued but unused vacation time and paid time off due to the Restaurant Employees, if applicable.

5.4.7
Subject to its due diligence investigation and Buyer's customary employment qualifications, requirements and standards, Buyer will select the employees of Seller to whom Buyer will offer employment after the Closing. Notwithstanding any provisions in this Agreement to the contrary, Buyer agrees to offer employment to such number of employees so as not to trigger any obligation of Seller of any nature under the Workers Adjustment and Retraining Notification Act and any similar state law such as Illinois statute 820 ILCS 65 (collectively, “WARN Statutes”). Buyer acknowledges that Seller will not send any notices that may be required under any WARN Statutes in reliance upon Buyer’s agreement to hire sufficient number of employees to ensure that no liability will arise under any WARN Statutes. If Buyer does not intend to offer employment to any employee of Seller who works in the Corporate Office, then it will notify Seller at least fifteen (15) days prior to Closing of the identities of the individuals who will not be offered employment. Buyer shall be liable for any claims of any employees terminated by Seller at Closing arising out of Buyer’s failure to hire such employees, providing such hiring would not have violated any other applicable law (such as immigration laws).

5.4.8
Seller shall be responsible for all accrued wages, salary and bonuses and other employee benefits payable to or with respect to former employees of Seller accruing prior to the Closing Date. Without limiting the foregoing, Seller will be responsible for complying with the requirements of HIPAA and applicable provisions of state law (if any) relating to their former employees. Buyer acknowledges that Seller will not maintain a healthcare plan for its prior employees post-closing and that Buyer will assume Seller’s COBRA obligations with respect to all existing COBRA beneficiaries as of the Closing Date and any qualified beneficiaries under Seller’s group health plan who become entitled to elect COBRA continuation coverage as a result of the transactions contemplated by this Agreement.

5.5
Casualty Loss. Seller shall retain all risks and liability for damage to any of the Fee Properties or Leased Properties by fire, storm, accident, or any other casualty or cause (a “Casualty Loss”) until the Effective Time. If, prior to the Effective Time, any of the Fee Properties or Leased Properties suffers a Casualty Loss which Seller and Buyer do not reasonably expect to be repaired or replaced prior to the Closing Date, then Buyer shall have the option of either (a) proceeding with the purchase of the affected Restaurant and obtaining from Seller all insurance proceeds with respect to such Casualty Loss (other than amounts arising from lost cash or inventory) and there shall be an equitable reduction in the Purchase Price to the extent that such insurance proceeds are insufficient to repair or replace the damage caused by the Casualty Loss, or (b) terminating this Agreement.

5.6
Condemnation. If, prior to Closing, any action is initiated by any Governmental Authority to take all or any portion of any of the Leased Properties by eminent domain (a “Condemnation”), then all of Seller’s assignable right, title, and interest in and to the award (if any) from the condemning authority shall be assigned to Buyer at the Closing and there shall be no reduction in the Purchase Price; provided, however, that if the Condemnation is expected to materially and adversely affect the use of any of the Leased Properties as a restaurant, then Buyer shall have the right to terminate this Agreement.

ARTICLE 6.
CONDITIONS PRECEDENT TO CLOSING

6.1
Conditions to Buyer’s Obligations. Buyer’s obligation to consummate the transactions contemplated hereby is subject to the fulfillment, or waiver by Buyer, of all of the following conditions on or prior to the Closing Date, in addition to those specified in Section 6.3. Notwithstanding anything to the contrary set forth in this Agreement, Buyer may not assert that the failure of any of the conditions set forth below serves as the basis for Buyer’s refusal to close the transaction contemplated hereby or renegotiate the Purchase Price: (i) to the extent that such failure of a condition was caused by Buyer’s breach of any of its covenants contained in this Agreement, or (ii) to the extent arising out of any obligation imposed by Franchisor before or after the Effective Date to improve, upgrade or modernize any Store or Assets used in the Business.

6.1.10
Seller’s and Owners’ Representations and Warranties. The representations and warranties made by Seller and Owners in this Agreement (as may be supplemented pursuant to Section 3.25) are true and correct in all material respects on and as of the Closing Date as if originally made on and as of such date, except for those representations and warranties qualified by materiality which shall be true and correct in all respects on and as of the Closing Date as if originally made on and as of such date.

6.1.11
Seller’s and Owners’ Covenants. All obligations of Seller and Owners to be performed prior to the Closing Date have been performed in all material respects. Buyer acknowledges that Buyer assumes all obligations that have been or may be imposed by Franchisor regarding improvements to, or modernization of, any Restaurants or any Assets used in the Business and that the same shall not excuse

Buyer’s obligation to close the transactions contemplated in this Agreement or to otherwise attempt to renegotiate the Purchase Price or any other terms.

6.1.12
No Material Adverse Effect. During the period from the date of this Agreement to the Closing Date, there has not occurred, and there does not exist on the Closing Date, any condition or fact which, individually or in the aggregate, has or reasonably may be expected to result in a Material Adverse Effect.

6.1.13	Seller’ and Owners’ Closing Deliveries. Seller and Owners shall have executed and delivered all of the documents, and performed all of the acts, which are set forth in Section 7.2.

6.1.14
Buyer Franchisor Approval. Buyer and Parent shall have received the Buyer Required Consents, including the approval or consent to the transactions contemplated hereby from existing franchisors of Buyer's Affiliates.

6.1.15
Financing Contingency. Buyer shall have obtained financing in the amount and on terms and conditions reasonably satisfactory to Buyer, in an amount not to exceed Fifty-Four Million Dollars ($54,000,000.00).

6.1.16
Lender Required Documentation. Buyer and Parent's lender shall have received any and all documentation reasonably requested or required by Buyer’s lender, including without limitation (a) landlord estoppels, in such form as is reasonably acceptable to Seller, Buyer, and Buyer’s lender(s) confirming among other things that each Real Property Lease is in good standing and that no default has occurred or is continuing thereunder; and (b) landlord consents to any leasehold mortgage required by Buyer’s lender, in such form as is customary for similar financings.

6.2
Conditions to Seller’s and Owners’ Obligations. Seller’s and Owners’ obligation to consummate the transactions contemplated hereby is subject to the fulfillment, or waiver by Seller and Owners, of all of the following conditions on or prior to the Closing Date, in addition to those specified in Section 6.3. Notwithstanding anything to the contrary set forth in this Agreement, neither Seller nor Owners may assert that the failure of any of the conditions set forth below serves as the basis for Seller’s or Owners’ refusal to close the transaction contemplated hereby to the extent that such failure of a condition was caused by Seller’ or Owners’ breach of any of its covenants contained in this Agreement.

6.2.7
Buyer’s Representations and Warranties. The representations and warranties made by Buyer and Parent in this Agreement are true and correct in all material respects on and as of the Closing Date as if originally made on and as of such date.

6.2.8	Buyer’s Covenants. All obligations of Buyer and Parent to be performed hereunder prior to the Closing Date have been performed in all material respects.

6.2.9	Buyer’s Closing Deliveries. Buyer has executed and delivered all of the documents, and performed all of the acts, which are set forth in Section 7.1.

6.2.10
Required Consents; Releases. Seller shall have received all Required Consents and releases of Seller, Owners, Seller’s Affiliates and other guarantors for liabilities arising under the Franchise Agreements, Real Property Leases and any Assumed Contracts, including but not limited to those of Franchisor and Landlords.

6.3
Joint Conditions to the Parties’ Obligations. In addition to the conditions set forth in Section 6.1 and Section 6.2, the obligation of both Buyer and Seller to consummate the transactions contemplated hereby is further subject to the fulfillment, or waiver by such party, of all of the following conditions on or prior to the Closing Date. Notwithstanding anything to the contrary set forth in this Agreement, neither party may assert the failure of any of the conditions set forth below to the extent the failure of any such condition was caused by the breach of such party of any of its covenants contained in this Agreement.

6.3.9
Franchisor Approval. The parties have obtained written waivers of all rights of first refusal of the Franchisor and approval from Franchisor to the assignment of the Franchise Agreements to Buyer, or to terminate the existing Franchise Agreements and permit the Buyer to enter into the current form of Franchise Agreement for each Restaurant.

6.3.10	Required Consents. All of the Required Consents have been obtained.

6.3.11
No Proceedings. No lawsuit, proceeding, or investigation has been commenced by any Governmental Authority on any grounds to restrain, enjoin, or hinder the consummation of the transactions contemplated hereby.

ARTICLE 7.
CLOSING DELIVERIES

7.1	Buyer’s Deliveries. Buyer shall execute and/or deliver to Seller all of the following items prior to or on the Closing Date:

7.1.11	the Purchase Price as set forth in Section 2.3;

7.1.12
an assumption instrument, duly executed by Buyer, pursuant to which Buyer assumes the Assumed Contracts and Franchise Agreements, and if required, duly executed new franchise agreements with Franchisor upon such terms as are acceptable to Buyer in its reasonable discretion;

7.1.13	an assignment and assumption of lease instrument, duly executed by Buyer, for each Real Property Lease;

7.1.14	Real Property Lease between JJT and Buyer, guaranteed by Parent, governing post-closing lease of the O’Fallon, Illinois store, duly executed by Buyer and Parent;

7.1.15	Real Property Lease between KSW and Buyer, guaranteed by Parent, governing post-closing lease of the Kirkwood, Missouri store, duly executed by Buyer and Parent;

7.1.16	a certified copy of Parent’s Articles of Incorporation issued by the Secretary of State of the State of Nevada;

7.1.17	a certified copy of Buyer’s Articles of Incorporation issued by the Secretary of State of the State of Michigan;

7.1.18	a certificate of good standing of Parent, issued not earlier than ten (10) days prior to the Closing Date by the Secretary of State of the State of Nevada;

7.1.19	a certificate of good standing of Buyer, issued not earlier than ten (10) days prior to the Closing Date by the Secretary of State of the State of Michigan;

7.1.20
a certified copy of the resolutions of the governing body of each of Buyer and Parent, authorizing the execution and delivery of this Agreement and the Transaction Documents to which Buyer or Parent is a party and the consummation of the transactions contemplated hereby and thereby; and

7.1.21
a closing certificate executed by an officer or manager of each of Buyer and Parent, on behalf of Buyer and Parent, pursuant to which Buyer and Parent, respectively certifies to Seller and Owners that:

(a)	the conditions set forth in Section 6.1 and Section 6.3 have been satisfied; and

(b)	all documents to be executed and delivered by Buyer or Parent at the Closing have been executed by duly authorized officers of Buyer and Parent respectively; and

7.1.22	all other documents reasonably required from Buyer to consummate the transactions contemplated hereby.

7.2
Seller’ and Owners’ Deliveries. Seller (and Owners, as applicable) shall execute and deliver, or in the case of documents or deliverables from third parties, use Commercially Reasonable Efforts to cause to be delivered, to Buyer all of the following items prior to or on the Closing Date:

7.2.12
the written approval of Franchisor to the assignment of the Franchise Agreements or, in the alternative, the execution of new franchise agreements between Buyer and Franchisor upon such terms as are acceptable to Buyer in its reasonable discretion;

7.2.13	a bill of sale, duly executed by Seller, conveying all of the Assets other than the Fee Properties and the Real Property Leases to Buyer, free and clear of all Liens other than Permitted Liens;

7.2.14	an assignment instrument, duly executed by Seller, conveying all of Assumed Contracts to Buyer;

7.2.15	an assignment and assumption of lease instrument, duly executed by Seller, for each Real Property Lease;

7.2.16	Real Property Lease between JJT and Buyer, guaranteed by Parent, governing post-closing lease of the O’Fallon, Illinois store duly executed by JJT;

7.2.17	Real Property Lease between KSW and Buyer, guaranteed by Parent, governing post-closing lease of the Kirkwood, Missouri store duly executed by KSW;

7.2.18	copies of all Required Consents, except to the extent waived by Buyer;

7.2.19
an irrevocable payoff letter signed by each of Seller’ Lenders, in form and substance reasonably satisfactory to Buyer, which (i) establishes the amount of indebtedness to be paid by Seller (or as directed by Seller) to such lender at Closing, and (ii) provides that upon the payment of such amount at Closing, all Liens on any of the Assets in favor of such lender will be automatically, fully, and irrevocably satisfied, removed, released, and discharged in all respects and all UCC‑3 termination statements and other evidences of the satisfaction, removal, and discharge thereof, all in form and substance reasonably satisfactory to Buyer, will be duly filed and recorded promptly thereafter, or if requested or required by Buyer's lender, executed releases will be delivered at Closing;

7.2.20	evidence, in form and substance satisfactory to Buyer, that all outstanding Liens (other than Permitted Liens) against any of the Assets have been released;

7.2.21
a duly executed written certificate in compliance with the Treasury Regulation Section 1.1445‑2(b)(2), certifying that each Seller is not a foreign person within the meaning of such Treasury Regulation;

7.2.22	certified copy of Seller’ Articles of Organization issued by the Secretary of State of the State of formation of each Seller;

7.2.23	certificates of good standing for Seller issued not earlier than ten (10) days prior to the Closing Date by the Missouri Secretary of State and Illinois Secretary of State (as applicable);

7.2.24
a copy of the resolutions of the governing body of Seller, authorizing the execution and delivery of this Agreement and the Transaction Documents to which each Seller is a party and the consummation of the transactions contemplated hereby and thereby;

7.2.25	a closing certificate executed by Owners and an officer or manager of Seller, on behalf of Seller, certifying to Buyer that:

(a)	the conditions set forth in Section 6.2 and Section 6.3 have been satisfied; and

(b)	all documents to be executed and delivered by Seller at the Closing have been executed by a duly authorized representative of Seller;

(c)
appropriate tax clearance letters or certificates issued by applicable Governmental Authorities with respect to the filing and payment of all sale, use and other applicable state and local taxes by Seller;

7.2.26	existing lease terminations for the O'Fallon, IL and Kirkwood, MO Restaurants; and

7.2.27	all other documents reasonably required from Seller and/or Owners to consummate the transactions contemplated hereby.
ARTICLE 8.
CONDUCT FOLLOWING CLOSING

8.1	Restrictive Covenant Agreement.

8.1.28
Commencing on the Closing Date and continuing for a period ending on the second anniversary of the Closing Date, Seller and Owners shall not, without the prior written consent of Buyer, directly or indirectly, alone or with any other Person become associated with, render services to, invest in, represent, advise, consult or otherwise participate in, as an officer, employee, director, stockholder, partner, promoter, owner, licensee, subcontractor, supplier, or agent of, lender to, consultant, representative, or distributor for, any business, activity or enterprise which is involved in the operation of any restaurant within the states of Missouri or Illinois; provided, however, that, nothing contained in this Section shall restrict the ability of Seller or Owners to own less than 5% of any publicly-traded securities of any Person or to own or operate any PizzaRev restaurants in the state of Missouri or Illinois.

8.1.29
Commencing on the Closing Date and continuing for a period ending on the second anniversary of the Closing Date (the “Restrictive Period”), Seller and Owners shall not, directly or indirectly, employ, engage, or solicit for purposes of employment or engagement in a restaurant business any Person employed by Buyer or its Affiliates (whether as an employee, independent contractor, or otherwise) who was formerly an employee of Seller within 10 days prior to the Closing Date. Furthermore, Seller and Owners shall not, directly or indirectly, employ, engage, or solicit for purposes of employment or engagement in a restaurant business located in Missouri or Illinois, any Person employed by Buyer or its Affiliates (whether as an employee, independent contractor, or otherwise), without first obtaining Buyer’s consent. Notwithstanding any provisions in this Agreement to the contrary, Seller, Owners and their affiliated entities shall be permitted to solicit and employ non-management level personnel (including servers, kitchen workers, busers) that respond to general advertisements for employment directed to the public at large.

8.2
Confidentiality. Buyer and Seller hereby confirm the restrictive covenants regarding Confidential Information contained in the Confidentiality Agreement between the Parties, dated November 1, 2014, and hereby agree that the terms of such Confidentiality Agreement shall be incorporated into this Agreement and shall survive termination of this Agreement for a period of 2 years.

ARTICLE 9.
INDEMNIFICATION

9.1
Effect of Closing; Survival Period. The representations and warranties contained in this Agreement shall survive the Closing and shall remain in full force and effect until the date that is 12 months after the Closing Date; provided, however that the representations and warranties in Section 3.1 (Organization), Section 3.2 (Authority), Section 3.5.1 (Title to Personal Property Assets), Section 3.6.2 (Title to Real Property Assets), and Section 3.18 (Brokers), shall survive indefinitely (collectively, the “Fundamental Representations”); and provided further, that the representations and warranties in Section 3.12 (Taxes) and Section 3.14 (Environmental) shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof), but not to exceed, an any event 10 years. All post-closing covenants and agreements of the parties contained in Article 9 shall survive the Closing indefinitely or for such shorter period explicitly specified therein plus an additional twelve (12) months. If for any reason the transactions contemplated by this Agreement are not closed by the Outside Closing Date as may be extended in writing by all the parties hereto, any claim arising out of or related to any party’s failure to perform pre-closing covenants or to otherwise close the transactions contemplated by the Agreement shall survive for twelve (12) months after the Outside Closing Date. Claims for breach of post-closing covenants shall survive until the earlier to occur of (i) the applicable statute of limitations or (ii) the date that is six months after the non-breaching party becomes aware of such breach by the breaching party.

9.2
Indemnification by Seller and Owners. Subject to Section 9.5, from and after the Closing Date, Seller and Owners shall jointly and severally indemnify, defend and hold harmless Buyer, Parent and their respective officers, directors, employees, stockholders, heirs, successors, and assigns (each, a “Buyer Indemnified Party”), from and against any and all losses, damages, debts, liabilities, obligations, judgments, orders, awards, claims, fines, penalties, costs, and expenses (including reasonable legal or accounting fees or expenses) (collectively, “Losses”) imposed on, incurred by, or asserted against any of them as a result of:

9.2.1	any breach of a representation or warranty of Seller or Owners contained in Article 3 on the Execution Date or on the Closing Date;

9.2.2	any breach or non-fulfillment of any covenant, agreement, or other obligation of Seller or Owners contained in this Agreement;

9.2.3	the Retained Liabilities;

9.2.4	operation of the Business prior to Closing; or

9.2.5
any brokerage or finder's fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any Person with Seller or Owners (or any Person acting on their behalf) in connection with any of the transactions contemplated by this Agreement.

9.3
Indemnification by Buyer. Subject to Section 9.5, Buyer and Parent shall, jointly and severally, indemnify, defend and hold harmless Owners, Seller, and Seller’ officers, directors, employees, heirs, successors, and assigns (each, a “Seller Indemnified Party”), from and against any and all Losses imposed on, incurred by, or asserted against any of them as a result of:

9.3.1	any breach of a representation or warranty of Buyer or Parent contained in Article 4 on the date of this Agreement or on the Closing Date;

9.3.2	any breach or non-fulfillment of any covenant, agreement, or other obligation of Buyer or Parent contained in this Agreement;

9.3.3	the Assumed Liabilities;

9.3.4	operation of the Business post-Closing; or

9.3.5
claims under any guaranty executed by any Seller Indemnified Party in connection with any Assumed Contract, Franchise Agreement or Real Property Lease, which claim is attributable to actions, events or Losses arising from and after the Closing Date.

9.4	Indemnification Procedure.

9.4.1
To make a claim for indemnification or reimbursement hereunder, the Person entitled to indemnification or reimbursement hereunder (the “Indemnified Party”) shall give written notice of such claim (a “Claim Notice”) to the Person responsible for providing indemnification or reimbursement hereunder (the “Indemnifying Party”). The Claim Notice shall describe in reasonable detail the events, facts, and circumstances giving rise to the claim, the date of such occurrence (to the extent known by the Indemnified Party), the nature of the basis for indemnification or reimbursement therefor, and a good faith estimate of the amount of the claim (or, if it is not practicable to determine such estimate, the amount proposed in good faith to be reserved with respect to such claim).

9.4.2
No failure or delay by the Indemnified Party in the performance of the obligations described in Section 9.4.1 shall reduce or otherwise affect the indemnification, reimbursement, or payment obligations hereunder, except to the extent that such failure or delay shall have adversely affected the Indemnifying Party’s ability to defend against, settle, or satisfy any liability, damage, loss, claim, or demand for which the Indemnified Party is entitled to indemnification or reimbursement hereunder. Notwithstanding any provisions in this Agreement to the contrary, a claim is waived and forever released if a Claim Notice is not delivered by the Indemnified Party to the Indemnifying Party within the applicable survival period set forth in Section 9.1.

9.4.3
For any indemnification claim that does not involve a third party claim, the Indemnifying Party shall, within thirty (30) days after delivery of the Claim Notice, deliver a written response to the Indemnified Party admitting or disputing the claims set forth in the Claim Notice and (if disputed) a summary in reasonable detail of the factual, contractual, and legal grounds for such dispute.

9.4.4
Notwithstanding Section 9.4.1, if the Claim Notice relates to a third party claim against the Indemnified Party, then such Indemnified Party shall promptly, and in all events within ten (10) days of obtaining actual knowledge thereof, notify the Indemnifying Party of the existence of any claim, demand, or other matter requiring a defense to which the Indemnifying Party’s obligations under this Article would apply; provided that no failure or delay by the Indemnified Party to provide such notice within such timeframe shall reduce or otherwise affect the indemnification, reimbursement, or payment obligations hereunder, except to the extent that such failure or delay shall have adversely affected the Indemnifying Party’s ability to defend against, settle, or satisfy any liability, damage, loss, claim, or demand for which the Indemnified Party is entitled to indemnification or reimbursement hereunder. The Indemnified Party shall give the Indemnifying Party a reasonable opportunity to defend the claim, demand, or matter at the Indemnifying Party’s own expense and with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnified Party shall at all times also have the right to fully participate in the defense at its own expense. Any such claim, demand, or other matter shall not be settled or compromised without the consent of the Indemnified Party unless the settlement or resolution includes a full release of the Indemnified Party. If the Indemnifying Party shall, within a reasonable time after receipt of the Claim Notice, fail to defend the Indemnified Party, then the Indemnified Party shall have the right, but not the obligation, to undertake the defense of, and to compromise or settle, exercising reasonable business judgment, the claim, demand, or other matter on behalf, for the account and at the risk of the Indemnifying Party until such time that the Indemnifying Party requests to seize control of the defense and settlement negotiations. If the claim is one that cannot by its nature be defended solely by the Indemnifying Party (including, without limitation, any federal or state Tax proceeding), the Indemnified Party shall make available, or cause to be made available, all information that the Indemnifying Party may reasonably request.

9.5	Limitations on Indemnification. The indemnification provided for in Section 9.2 shall be subject to the following limitations:

9.5.4
For the sole purpose of determining the amount of Losses resulting from the breach of any representation or warranty made by Seller or Owners to Buyer (but not for the purpose of determining whether any such breach occurred), any Loss shall be determined without regard to any materiality qualification included within the applicable representation or warranty.

9.5.5
Subject to Section 9.5.4, the Buyer Indemnified Parties shall not have the right to be indemnified pursuant to Section 9.2 unless and until the Buyer Indemnified Parties have incurred on a cumulative basis aggregate indemnifiable Losses in an amount exceeding $293,250 (the “Basket Amount”), in which case Seller and/or Owners shall be liable to the Buyer Indemnified Parties for all indemnifiable Losses incurred by the Buyer Indemnified Parties, including the Basket Amount.

9.5.6	In no event shall the limitations contained in Section 9.5.2 apply to any indemnification claim by a Buyer Indemnified Party for:

(a)	any Fraud or Intentional Misrepresentation of Seller or Owners;

(b)	any claim arising out of a breach of any of the Fundamental Representations by Seller or Owners; or

(c)	claims for indemnification under Section 9.2.2, 9.2.3, 9.2.4 or 9.2.5.

9.5.7
The total aggregate liability of Seller and Owners for indemnification under Section 9.2.1 (other than claims under Section 9.2.1 for breach of a Fundamental Representations) shall not exceed the lesser of (i) $5,400,000, or (ii) 10% of the “Aggregate Purchase Price Actually Received by the Seller” (herein, the “Aggregate Purchase Price Actually Received” by the Seller shall be that amount paid by Buyer either directly to Seller or for the benefit of Seller). The total aggregate liability of Seller and Owners for indemnification for breach of a Fundamental Representation or indemnification pursuant to Section 9.2.2 shall not exceed the Aggregate Purchase Price Actually Received by the Seller; provided, however, that claims arising due to Fraud or Intentional Misrepresentation of the Seller or Owners shall not be subject to such cap.

9.5.8	No claim for indemnification may be brought for any claim outside the survival period set forth Section 9.1.

9.5.9
Notwithstanding any provisions to the contrary set forth in this Agreement, in no event shall David L. Jones be liable to the Buyer Indemnitees in the aggregate for an amount in excess of the product of 5% multiplied by the Aggregate Purchase Price Actually Received by David L. Jones.

9.5.10
    Notwithstanding any provisions in this Agreement to the contrary, in no event shall the aggregate liability of all Seller and Owners, on the one hand, and Buyer and Parent on the other, arising out of, or related to, the failure of the parties to close the transactions contemplated in this Agreement (including but not limited to the failure of Seller or Buyer, as applicable, to use Commercially Reasonable Efforts to fulfill any pre-closing covenant) and/or any breach of any representations and warranties exceed five million dollars ($5,000,000), provided, however, any such claims must be made within twelve (12) months after the Outside Closing Date.

9.5.11
    Notwithstanding any provisions in this Agreement to the contrary, in no event shall the Seller or Owners be liable to Buyer Indemnitees for Losses sustained by Buyer Indemnitees arising out of or related to a breach of the representations and warranties of Seller as of the Execution Date which are disclosed by Seller to Buyer on the Disclosure Schedules prior to the Closing Date provided that the Buyer, despite having received such updated disclosure prior to Closing, closes the Transactions contemplated in this Agreement.

9.5.12
Following the Closing, the remedies provided for in this Article 9 shall be the exclusive remedies of the Indemnified Parties for any claims or Losses arising out of this Agreement or the transactions contemplated hereby regardless of whether such claims or Losses arise out of breach of this Agreement, tort, statute, Fraud, Intentional Misrepresentation or any other claim.

ARTICLE 10.
TERMINATION

10.1	Termination Events. By notice given prior to the Effective Time (or such earlier date as specified below), subject to Section 10.2, this Agreement may be terminated as follows:

10.1.6	by mutual consent of Buyer, Seller, and Owners;

10.1.7	intentionally deleted.

10.1.8	intentionally deleted.

10.1.9
by Buyer, if a material breach of any provision of this Agreement has been committed by Seller and such breach has not been waived by Buyer (provided; however, that if such breach is curable by Seller prior to the Outside Closing Date through the exercise of Seller’ Commercially Reasonable Efforts, then for so long as Seller continue to exercise such Commercially Reasonable Efforts to cure the same, Buyer may not terminate this Agreement);

10.1.10
by Seller, if a material breach of any provision of this Agreement has been committed by Buyer or Parent and such breach has not been waived by Seller (provided; however, that if such breach is curable by Buyer or Parent prior to the Outside Closing Date through the exercise of Buyer’s or Parent’s Commercially Reasonable Efforts, then for so long as Buyer or Parent continues to exercise such Commercially Reasonable Efforts to cure the same, Seller may not terminate this Agreement);

10.1.11	by Buyer, if the conditions to Closing set forth in Section 6.1 or Section 6.3 have not been satisfied on or before the Outside Closing Date, unless Buyer is in material breach of this Agreement;

10.1.12	by Seller, if the conditions to Closing set forth in Section 6.2 or Section 6.3 have not been satisfied on or before the Outside Closing Date, unless Seller is in material breach of this Agreement;

10.1.8	by Buyer, if any amendment or supplement to information in the Disclosure Schedules is made by Seller pursuant to Section 3.25, and both of the following conditions are met:

(a)
such supplement or amendment discloses an Intervening Event that is reasonably likely to have a Material Adverse Effect on the Seller or the Business or such supplement or amendment discloses a material matter or event which is not an Intervening Event; and

(b)	Seller does not cure or resolve the breach of representation or warranty caused by such additional disclosure to the reasonable satisfaction of Buyer prior to the Outside Closing Date; or.

10.2
Effect of Termination. Each party’s right of termination under Section 10.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies except as otherwise expressly provided in this Agreement. If this Agreement is terminated pursuant to Section 10.1, all obligations of the parties under this Agreement will terminate, except that the provisions in this Section 10.2 and Articles 9 and 11 will survive, along with any other provision which specifically states that it shall survive termination; provided, however, that, if this Agreement is terminated because of a breach of this Agreement by the nonterminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the nonterminating party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired. Notwithstanding any provisions of this Agreement to the contrary, if the transactions contemplated by this Agreement are not closed as a result of Buyer’s failure to obtain financing as contemplated in Section 6.1.6, then Buyer and Parent, jointly and severally, agree to pay to Seller a breakup fee equal to Five Hundred Thousand Dollars ($500,000.00) (the “Breakup Fee”). The Parent shall pay the Breakup Fee to the Seller within 10 days following the earlier to occur of: (i) termination of this Agreement, or (ii) the Outside Closing Date.

ARTICLE 11.
MISCELLANEOUS

11.1	Notices.

11.1.6
For a notice or other communication under this Agreement to be valid, it must be in writing and delivered (a) by hand, (b) by overnight carrier or registered or certified mail, return receipt requested and postage prepaid, or (c) electronic mail message.

11.1.7	A valid notice or other communication under this Agreement will be effective when received by the party to which it is addressed. It will be deemed to have been received as follows:

(y)	if it is delivered by hand, or delivered by registered or certified mail, return receipt requested and postage prepaid, upon receipt as indicated by the date on the signed receipt;

(z)	if it is delivered by overnight carrier, the next business day after being deposited with such carrier for next day delivery;

(aa)
if it is delivered by email, when the party to which the email is addressed, by notice in accordance with this Section (but without any need for further acknowledgement), acknowledges having received that email, with an automatic “read receipt” not constituting acknowledgment of an email for purposes of this Section; and

(bb)
if the party to which it is addressed rejects or otherwise refuses to accept it, or if it cannot be delivered because of a change in address (other than a change in email address) for which no notice was given, then upon that rejection, refusal, or inability to deliver.

11.1.8
For a notice or other communication to a party under this Agreement to be valid, it must be addressed using the information specified below for that party or to such updated information specified by that party in a notice in accordance with this Section 11.1.

If to Buyer, to:

AMC Wings, Inc.
27680 Franklin Road
Southfield, Michigan 48034

Facsimile: (248) 223-9165
E-mail: ansley@baggerdaves.com
Attention: T. Michael Ansley, President

with copies to:

Dickinson Wright, PLLC
2600 W. Big Beaver Road, Suite 300
Troy, MI 48084-3312
Facsimile: (248) 433-7274
E-mail: mraymond@dickinsonwright.com
Attention: Michael T. Raymond

If to Seller, to:

David E. Jones
11012 Clayton Road
Frontenac, Missouri 63131
Email: davidejones01@gmail.com

Douglas Tieber
61 Muirfield Ct.
St. Louis, MO 63141
Email: dtieber@sbcglobal.net

David L. Jones
1011 Maple Avenue
LaPorte, IN 46350                Email:dljonesa@comcast.net

with copies to:

Blitz, Bardgett & Deutsch, L.C.
Attn: Robert G. Brandt
120 South Central Avenue, suite 1650
St. Louis, MO 63105
Email: rbrandt@bbdlc.com

11.2	Governing Law. The laws of the state of Missouri, without giving effect to its principles of conflicts of law, govern all adversarial proceedings arising out of this Agreement.

11.3
Jurisdiction. If any party brings any proceeding arising out of this Agreement or any Transaction Document, then that party must bring that proceeding only in the U.S. District Court for the Eastern District of Missouri or in any state court of Missouri sitting in St. Louis, Missouri. Each party hereby submits to the exclusive jurisdiction of foregoing courts for purposes of any such proceeding. Each party hereby waives any claim that any proceeding brought in accordance with this Section has been brought in an inconvenient forum or that the venue of that proceeding is improper.

11.4	Waiver Of Trial By Jury. Each party hereby waives its right to a trial by jury in any proceedings arising out of this Agreement.

11.5	No Rights of Subrogation. Nothing in this Agreement, whether express or implied, is intended to give any Person any right of subrogation against any party to this Agreement.

11.6
Entire Agreement. This Agreement and the Exhibits and Schedules referenced herein constitute the entire understanding among the parties with respect to the subject matter of this Agreement and supersedes all other agreements, whether written or oral, among the parties.

11.7	Amendments. No amendment to this Agreement will be effective unless it is in writing and signed by all parties.

11.8
Severability. If any provision of this Agreement is held to be unenforceable, then that provision is to be construed by modifying it to the minimum extent necessary to make it enforceable, unless such modification is not permitted by law, in which case that provision is to be disregarded. If an unenforceable provision is modified or disregarded in accordance with this Section, the rest of the Agreement is to remain in effect as written, and the unenforceable provision is to remain as written in any circumstances other than those in which the provision is held to be unenforceable.

11.9	No Assignment. No party may assign or transfer, by operation of law or otherwise, this Agreement without the prior written consent of the other parties.

11.10
Public Announcements. Any public announcement, press release or similar publicity with respect to this Agreement or the transactions contemplated hereby will be issued, if at all, at such time and in such manner as Buyer and Seller shall mutually agree. Except with the prior consent of Buyer or as permitted by this Agreement or as reasonably required to obtain any Required Consents or as required to comply with applicable Laws, neither Seller, Owners, Buyer nor any of their Representatives shall disclose to any Person any information about the transactions contemplated hereby, including the status of such discussions or negotiations, the execution of any documents (including this Agreement) or any of the terms of the Transaction Documents or the related documents (including this Agreement). Seller and Buyer will consult with each other concerning the means by which Seller’s employees, customers, suppliers and others having dealings with the Seller will be informed of the transaction.

11.11
Further Assurances. After the Closing, Seller and Owners agree to reasonably cooperate (at Buyer’s sole expense), subject to the following sentence, with Buyer in any internal investigation, any administrative, regulatory or judicial investigation or proceeding or any dispute with a third party as reasonably requested by Buyer (including being available to

Buyer upon reasonable notice for interviews and factual investigations, appearing at Buyer’s reasonable request to give testimony without requiring service of a subpoena or other legal process, volunteering to Buyer all pertinent information upon reasonable request and turning over to Buyer all relevant documents upon reasonable request which are or may come into Seller’s or Owners’ possession, all at times and on schedules that are reasonably requested by Buyer and subject further to each Owner’s reasonable availability); provided that (a) Seller and Owners shall not be required to cooperate with respect to any of the foregoing to the extent they are advised by legal counsel that doing so would subject Seller or Owners to liability (other than the expenses described in the following sentence), and (b) Seller and Owners shall not be required to disclose any information that is protected by the attorney-client or similar professional privilege or that would cause it breach any obligation of confidentiality or other legal requirement or contractual requirement.

11.12	Certain Defined Terms. Certain capitalized terms used in this Agreement shall have the meanings ascribed to such terms on attached Annex I.

11.13
Disclosure Schedules. The information furnished in the Disclosure Schedule is arranged in sections corresponding to the sections contained in this Agreement, and the disclosures in any section of the Disclosure Schedules shall qualify (i) the corresponding section of this Agreement, and (ii) other sections of this Agreement to the extent (notwithstanding the absence of a specific cross-reference) it may be inferred from a reasonable reading of the Disclosure Schedules and such other sections of this Agreement that such disclosure is also applicable to other sections of this Agreement. The Disclosure Letter and the information and disclosures contained in the Disclosure Schedules are intended only to qualify and limit the representations and warranties of Seller contained in this Agreement and shall not be deemed to expand in any way the scope of any such representation, or warranties or covenants. All descriptions of agreements or other documents appearing in the Disclosure Schedules are summary in nature and are qualified by reference to the complete documents which have been made available to Buyer. All capitalized terms used herein but not otherwise defined in the Disclosure Schedules have the meanings ascribed to them in the Agreement.

11.14    Electronic Delivery; Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other Party. In the event that any signature to this Agreement or any amendment hereto is delivered electronically by facsimile transmission or by e-mail delivery of a “.pdf” or “.tif” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such electronically transmitted signature page were an original thereof.

[Signatures appear on the following page(s).]

The parties are signing this Asset Purchase Agreement as of the date indicated in the introductory paragraph.
BUYER:
AMC Wings, Inc.
By:    /s/ Michael T. Ansley
Its:    President
PARENT:
Diversified Restaurant Holdings, Inc.
By:    /s/ Michael T. Ansley
Its:    President

[Signature page to Asset Purchase Agreement]

SELLER:
A Sure Wing, LLC
By:    /s/ David E. Jones
Its:    Manager

[Signature page to Asset Purchase Agreement]

OWNERS:

/s/ David E. Jones David E. Jones	The David Jones Family Trust U/T/A DTD January 1, 2011 By: /s/ David E. Jones David E. Jones, Trustee
/s/ Douglas K. Tieber Douglas K. Tieber	The Douglas K. Tieber Family Trust U/T/A DTD January 1, 2011 By: /s/ Douglas K. Tieber Douglas K. Tieber
/s/ David L. Jones David L. Jones

[Signature page to Asset Purchase Agreement]

Annex I

Certain Defined Terms
“Actual Knowledge” means that such individual is or was actually aware of such fact or other matter (i.e., the conscious awareness of facts or other information), without undertaking any investigation, and not constructive or imputed knowledge.
"Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” means, with respect to a given goal, the efforts that a reasonable person in the position of the promisor would use so as to achieve that goal within the required time period, provided, however, that an obligation to use Commercially Reasonable Efforts under this agreement does not require the promisor to take any action or expenditure that is disproportionate or unduly burdensome or for Parent to give a guaranty to any landlord of the Leased Properties; provided further, Seller shall not be obligated to pay, or reimburse to Buyer, any fees related to assignment of any Lease, Franchise Agreement or Material Agreement except as expressly set forth in this Agreement and Seller shall not be obligated to fund any portion of any remodel or modernization requirements imposed by the Franchisor, including those identified on Schedule 3.22.
“Environmental Claims” means any administrative or judicial actions, suits, orders, claims, proceedings, or written notices of noncompliance by or from any Person addressed to Seller alleging liability arising out of the Release of or exposure to any Hazardous Material or the failure to comply with any Environmental Law.
“Environmental Law” means any applicable federal, state, or local law, regulation, ordinance, policy, or directive, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. § 9601 et. seq.; the Emergency Planning and Community Right‑to‑Know Act, 42 U.S.C. § 1101 et. seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et. seq.; the Hazardous Materials Transportation Act of 1974, 49 U.S.C. § 1801 et. seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et. seq.; the Clean Air Act, 42 U.S.C. § 4701 et. seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et. seq.; the Safe Drinking Water Act, 42 U.S.C. § 3001 et. seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et. seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et. seq.; and any laws regulating the use of biological agents or substances including medical or infectious wastes and the

Annex I-1

corresponding State laws, regulations and local ordinances, etc. which may be applicable, as any such acts may be amended, provided that in all cases Environmental Laws shall not include general health code requirements and related health and safety laws, rules, and regulations.
“Franchisor” means Buffalo Wild Wings International, Inc.
"Fraud" means, with respect to a party, an actual and intentional fraud with respect to the making of the representations and warranties set forth in this Agreement, provided, that such actual and intentional fraud of such individual shall only be deemed to exist if such individual had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such individual pursuant to, as qualified by the Seller Disclosure Schedule, were actually breached when made, with the express intention by such individual that the other party rely thereon to its detriment.
“Governmental Authority” means any domestic government, or any state or other political subdivision thereof, and any agency or other entity exercising executive, legislative, regulatory, or administrative functions of government, including all taxing authorities.
“Hazardous Materials” means any substance defined as “hazardous substances,” “hazardous air pollutant,” “pollutants,” “contaminants,” “hazardous materials,” “hazardous wastes,” “toxic chemicals,” “petroleum or petroleum products,” “toxics,” “hazardous chemicals,” “extremely hazardous substances,” “pesticides” or related materials, including but not limited to radon and asbestos, as now, in the past, or hereafter defined in any Environmental Law at any time during operations of the Restaurants by Seller.
“Intentional Misrepresentation” means (1) the individual made a false representation (“Defendant”), (2) with Knowledge that the representation was false, (3) the individual intended to induce another individual (“Plaintiff”) to act or refrain from acting on the representation, (4) the Plaintiff justifiably relied on the representation, and (5) the Plaintiff was damaged as a result of Plaintiff’s reliance.
“Lien” means any mortgage, pledge, assessment, security interest, encumbrance, charge, claim, easement, option, right of first refusal, right of first offer, or other lien or restriction of any kind or nature (whether arising by contract or by operation of law), including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.
“Material Adverse Effect” means any event, matter, condition or circumstance that (1) has or can be reasonably expected to have, a material detrimental effect on the Assets, Assumed Liabilities, results of operations, financial condition, or prospects of the Business considered as a whole, (2) has a material detrimental effect on the ability of Seller to perform under this Agreement, or (3) materially and detrimentally affects the legality, validity, binding effect, or enforceability of this Agreement; provided, however, that "Material Adverse Effect" shall exclude any adverse event, matter, condition, or circumstance arising out of (A) a decline in the retail price of the products sold by Seller, (B) an increase in the price of labor, food or beverage products used by Seller, (C) changes in general economic, regulatory or political conditions, (D) conditions generally affecting the restaurant industry or any other industry in which the Seller operate, (E) war, act of terrorism, civil

Annex I-2

unrest, or similar event or any worsening thereof, (F) any changes resulting from the announcement or pendency of the transactions provided for in this Agreement, (G) any improvements, remodels, modernization requirements or capital expenditures or any nature required by Franchisor before or after the Effective Date, or (H) any change in applicable law or the interpretation thereof.
"Ordinary Course of Business" an action will be deemed to be taken in the ordinary course of Seller' business if: (i) such action is consistent with the past customs and practices of Seller; and (ii) such action is similar in nature and magnitude to actions customarily taken.
“Permitted Encumbrances” mean with respect to any of the Fee Properties or Leased Properties or Assets: (1) Permitted Liens; (2) any non-mortgage or non-monetary item or encumbrance, (a) as shown on an accurate title commitment or accurate survey for the sites, including but not limited to restrictions, covenants, conditions, limitations, rights of way, encumbrances (non-monetary), reservations, easements, agreements and other matters of record; (3) all electric, telephone, gas, sanitary sewer, storm sewer, water, and other utility lines, and facilities of similar nature located on, over or under the Leased Property, (4) all building codes, zoning ordinances, land use, environmental, and other laws of any Governmental Authority having jurisdiction over the Leased Properties, and (5) all existing public and private streets (whether dedicated or undedicated).
“Permitted Liens” means (1) Liens for Taxes that arise solely by operation of law but are not yet due and payable or which are being contested in good faith by appropriate proceedings, (2) liens for mechanics, materialmen, laborers, employees, suppliers or similar liens arising by operation of law for amounts which are owed, but not yet delinquent, (3) statutory liens in favor of lessors arising under the Real Property Leases, (4) the Real Property Leases for any Leased Property, (5) purchase money liens and liens securing rental payments under lease arrangements, and (6) any Assumed Contracts.
“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture, or other entity, or a Governmental Authority.
“Related Person” means any director, executive officer, shareholder or Affiliate of the Seller (or any spouse of such Person’s).
“Release” or “Released” means any release, spill, emission, leaking, pumping, emitting, discharging, injecting, escaping, leaching, dumping, disposing, or passive migration into or through the environment.
“Representative” means with respect to a particular Person, any director, officer, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel, or other representative of that Person.
“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code § 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use,

Annex I-3

transfer, registration, value added, alternative, or add‑on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
“Title Company” means, with respect to the Missouri Restaurants, Title Partners Agency and with respect to the Illinois Restaurants, Chicago Title Insurance Company.
“Transaction Document” means all certificates and instruments delivered by any party in connection with the transactions contemplated by this Agreement.

Annex I-4

Exhibit A
Restaurants

Ballwin 15425 Manchester Rd., Ste. 46, Ballwin, MO 63011
O’Fallon MO 2352 Hwy K, O’Fallon MO 63366
St. Charles 1465 Bass Pro Dr., St. Charles, MO 63301
Creve Coeur 12653 Olive, Creve Coeur MO 63141
South County 570 South County Ctr Way, St. Louis MO 63129
Fenton 150 Gravois Bluffs Circle, Fenton, MO 63026
Edwardsville 249 Harvard Dr., Edwardsville, IL 62025
Wentzville 1285 West Pierce, Wentzville, MO 63385
St. Peters 179 Mid Rivers Drive, Suite C, St. Peters, MO 63376
Belleville 5600 Belleville Crossing Street, Belleville, IL 62226
Jefferson City 707-B Stoneridge Parkway, Jefferson City, MO 65109
Columbia 505 E Nifong, Columbia MO 65203
Brentwood 1240 Strassner Dr., Brentwood, MO 63144
Chesterfield 17276 Chesterfield Airport Rd., Chesterfield MO 63005
Rolla 1811 North Bishop, Rolla, MO 65401
Lake Ozark 200 Kestrel Lane, Lake Ozark, MO 65049
O'Fallon, IL 1424 Central Park Cir, O'Fallon, IL 62269
Kirkwood 1244 S. Kirkwood Rd., Kirkwood, MO 63122

Exhibit A

EXHIBIT 2.6
ALLOCATION OF PURCHASE PRICE

Improvements	$6,000,000
Equipment	$1,500,000
Franchise	$450,000
Non-Compete	$100,000
Goodwill	$45,950,000
Purchase Price	$54,000,000

Exhibit 2.6